                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 10)

                           RHEOMETRIC SCIENTIFIC, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   762073 10 4
                                 (CUSIP Number)


                          Richard J. Giacco, President
                                Axess Corporation
                             3828 Kennett Pike, #210
                              Greenville, DE 19807
                                  302-778-5285
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  March 1, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13D/A-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D/A-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D


---------------------------                      -------------------------------
CUSIP No.  762073 10 4                           Page 2 of 6 Pages
---------------------------                      -------------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Axess Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
              Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
              Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                     8,261,257
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                                0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                     8,261,257
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                             0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      8,261,257
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                      [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      34.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
                       CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D


---------------------------                      -------------------------------
CUSIP No.  762073 10 4                           Page 3 of 6 Pages
---------------------------                      -------------------------------


ITEM 1.   SECURITY AND ISSUER

     This is Amendment No. 10 ("Amendment No. 10") amends and supplements the Statement of Beneficial Ownership of Axess Corporation, a Delaware corporation ("Axess") dated September 16, 1991, as amended on or about November 1991, May 18, 1992, May 26, 1992, August 21, 1992, June 24, 1993, July 9, 1993, September
27, 1993, March 28, 1995 and as amended and restated on March 22, 2000 (as so amended, the "Schedule 13D"), and relates to the beneficial ownership by Axess of common stock ("Common Stock") of Rheometric Scientific, Inc., a New Jersey corporation (formerly Rheometrics, Inc.) (the "Issuer"). The address of the principal executive offices of the Issuer of such securities is as follows:

     Rheometric Scientific, Inc.
     One Possumtown Road
     Piscataway, New Jersey  08854

     This Amendment No. 10 is being filed to disclose the conversion of 200 shares of Series A Convertible Redeemable Preferred Stock (the "Preferred Stock" as described in Amendment No. 9 to Schedule 13D) of the Issuer into 200,000 shares of Common Stock.

ITEM 2.   IDENTITY AND BACKGROUND

Section I(c), II(b), III(b) and IV(b) of Item 2 are hereby amended and restated as follows:

     Business Address: 3828 Kennett Pike, #210, Greenville, DE 19807


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by the addition of the following:

     On March 1, 2001 Axess exercised its right to convert 200 shares of Preferred Stock of Issuer into 200,000 shares of Common Stock (the "Conversion").

ITEM 4.   PURPOSE OF TRANSACTION

     All Common Stock owned by Axess now and issued pursuant to the Conversion is for the purpose of investment. Except as otherwise described in this Amendment No. 10, Axess does not presently have any plan or proposal which relates to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

                                 SCHEDULE 13D


---------------------------                      -------------------------------
CUSIP No.  762073 10 4                           Page 4 of 6 Pages
---------------------------                      -------------------------------


     (f) any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) except as described in Item 3 hereof, any change in the Issuer's Charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer Quotation System of a registered national securities association;

     (i) the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER


     Section I of Item 5 is hereby amended and restated as follows:

I. (a) Axess owns 8,261,257 shares of the Issuer's Common Stock (of which 800,000 shares are attributable to shares of Common Stock underlying the remaining Preferred Stock held by Axess) constituting 34.5% of the Issuer's Common Stock deemed to be outstanding pursuant to Rule 13d-3(1).

     (b) The number of shares as to which Axess has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is approximately as follows:

          (i)    Sole Voting Power: 8,261,257

          (ii)   Shared Voting Power: 0 shares

          (iii)  Sole Dispositive Power: 8,261,257

          (iv)   Shared Dispositive Power: 0 shares

     (c) Axess has not effected any transactions in the Common Stock during the sixty days preceding the date hereof.

     (d)  Not applicable.

     (e)  Not applicable.



     Section III of Item 5 is hereby amended and restated as follows:

III (a) Alexander F. Giacco owns 10,000 shares of the Issuer's Common Stock constituting .0% of the Issuer's Common Stock deemed to be outstanding pursuant to Rule 13d-3(1).

                                 SCHEDULE 13D


---------------------------                      -------------------------------
CUSIP No.  762073 10 4                           Page 5 of 6 Pages
---------------------------                      -------------------------------


     (b) The number of shares as to which Alexander F. Giacco has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is approximately as follows:

          (i)    Sole Voting Power: 10,000 shares

          (ii)   Shared Voting Power: 0 shares

          (iii)  Sole Dispositive Power: 10,000 shares

          (iv)   Shared Dispositive Power: 0 shares

     (c) Alexander F. Giacco has not effected any transactions in the Common Stock during the sixty days preceding the date hereof.

     (d)  Not applicable.

     (e)  Not applicable.

                                 SCHEDULE 13D


---------------------------                      -------------------------------
CUSIP No.  762073 10 4                           Page 6 of 6 Pages
---------------------------                      -------------------------------

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 12, 2000


                                         AXESS CORPORATION



                                         By:  /s/ Richard J. Giacco
                                            -----------------------------------
                                               Richard J. Giacco
                                                President


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).